[PALATIN TECHNOLOGIES, INC. LETTERHEAD]

March 23, 2009

Jeffrey P. Riedler
Assistant Director
Mail Stop 6010
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	Palatin Technologies, Inc. Preliminary Proxy Statement on Schedule 14A Filed March 16, 2009 File No. 001-15543

Dear Mr. Riedler:

We are responding to the Staff's comment dated March 19, 2009, on the above-captioned filing (the "PRE 14A"). For the Staff's convenience, we have recited the Staff's comment before our response.

PRE 14A

1.

We note that the proposal to complete a reverse stock split of your outstanding shares will not affect the number of common shares authorized in the restated certificate of incorporation. Please revise the discussion of the proposed reverse stock split in your proxy statement to address whether the Company has any plans to issue shares that will be newly available for issuance as a result of the reverse stock split.

Response: We propose amending the fifth paragraph under Item Four, page 21, as appears below. Underlined material is to be added.

Raising capital. The reverse split would reduce the number of shares of our common stock outstanding without reducing the total number of authorized shares of common stock. As a result, we would have a larger number of authorized but unissued shares from which to issue additional shares of common stock, or securities convertible or exercisable into shares of common stock, in equity financing transactions. We currently have no plans for an equity financing transaction or other transaction in which we would issue shares that will be newly available for issuance as a result of the reverse stock split.

The foregoing will be included in the definitive proxy statement to be filed based upon the PRE 14A, which we anticipate will be filed on March 30, 2009. Unless otherwise required, we will not file an amendment to the PRE 14A containing the foregoing.

We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me directly at (609) 495-9197 if you require additional information.

Very truly yours,

/s/ STEPHEN A. Slusher

Stephen A. Slusher
Executive Director, Legal & Intellectual Property Affairs